Report to Shareholders

June 2006

Dear Fellow Shareholders:

2005 was a year that saw tremendous growth for the Company. It is one thing to continue a growth trend, but to turn declining revenues into double-digit gains is something again. We made a conscious decision a couple of years back to eliminate some of our lower margin products and reduce our reliance on private label beverage production. In the first instance that cost us growth, but on the flip-side increased our average margins so that we could concentrate our efforts on more profitable business.

In last year’s June 2005 Report to Shareholders I wrote: ‘As our sales efforts continue to take hold in the US and our market share builds in Canada, this (negative) revenue trend should reverse.’ That change of course has been remarkable, with gross revenue growth in the last half of the year approaching 35%.

The Company’s net loss for the year was $1,276,000 US, or $0.08 US per share, versus net income of $626,000 US or $0.04 US per share in the prior fiscal year. Gross Revenue for the year was $39,294,000 US, versus $34,416,000 US the prior year. Year over year gross revenues rose 14%. The Company reversed a declining revenue trend mid-year and Q4 gross revenues were up 34% over the comparable period last year.

Discounts, rebates and slotting fees grew from $850,000 US in 2004 to $2,535,000 US this past year, an increase of $1,685,000 US, or almost 200%. These higher amounts were directly attributable to new slotting fees and promotions supporting the launch of, and expanding distribution for, TrueBlue® and the Company’s other brands. It is noteworthy that non-cash expenses such as depreciation, amortization and stock-based compensation, totaled $1,248,000 US in 2005, an amount approximately equal to the Company’s total reported accounting loss. The substantial increase in expenditures for slotting fees and the emerging developments in Canadian accounting standards have resulted in the Company reporting slotting fees as a deduction from gross revenue, and that change is reflected in our reported financial statements. These are really long term investments in both our brands and distribution infrastructure.

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Sales growth in the first quarter of 2006 continued at a robust pace. With our margin-enhancement initiatives completed during the last quarter we are once again pushing full steam ahead on expanding distribution of our brands. I am very pleased that our period-over-period revenue increases held while we dedicated significant effort during Q4 to responding to the recent rise in fuel and related commodity costs.

Expanding distribution of TrueBlue®, Caesar and TREK® in the US and broadening distribution of all of our brands in Canada is our number one goal. We have had great success filling out our retail grocery base in the Central US, where we previously had little presence. We are in the midst of hiring sales managers for the Northeast and Mid-West, to give us more in-market presence and ability to better target regional and local retailers.

With distribution across Canada and in several major US markets reaching very significant levels we are now pursuing more extensive regional marketing initiatives, to include mass-media. There is little use engaging in that type of activity if your brand is not readily available on the shelf. We are now at the point where that type of investment makes economic sense.

Thank you for your continued support.

LEADING BRANDS, INC.

 Per:

/s/ Ralph McRae

Ralph D. McRae
Chairman & CEO